CGI Group Inc.
Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2007

www.cgi.com

About CGI
Founded in 1976, CGI Group Inc. ("CGI") is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 26,500 professionals. CGI provides end-to-end IT and BPS services to clients worldwide from offices in Canada, the United States of America ("U.S."), Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annualized revenue run rate is currently **$3.7 billion (US$3.6 billion)** and as at December 31, 2007, CGI's order backlog was **$12.0 billion (US$11.9 billion)**. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Shares Outstanding (as at December 31, 2007)
289,375,749 Class A subordinate shares *
34,208,159 Class B shares
*Note: Included in the number of Class A subordinate shares outstanding are 162,700 shares which were repurchased at the end of the period, were held by the Company, remained unpaid, and had not been cancelled.

First Quarter Fiscal 2008 Trading Summary

TSX	(CDN$)	NYSE	(US$)
Open :	$11.26	Open :	$11.33
High :	$11.95	High :	$11.97
Low :	$8.95	Low :	$9.56
Close :	$11.59	Close :	$11.64

Average Daily Trading Volumes: 1,073,379   Average Daily Trading Volumes: 218,560

Transfer Agent
Computershare Trust Company of Canada
(800) 564-6253

Investor Relations
Lorne Gorber
Vice-President, Global Communications & Investor Relations
Telephone : (514) 841-3355
lorne.gorber@cgi.com

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2007

Table of Contents

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2007

February 5, 2008

Basis of Presentation

Throughout this document, CGI Group Inc. is referred to as "CGI", "we" , "our" or "Company". This Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements and the notes thereto for the three months ended December 31, 2007 and 2006, and with the fiscal 2007 Annual Report. CGI's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP") of the Canadian Institute of Chartered Accountants ("CICA"). These differ in some respects from GAAP in the United States ("US GAAP"). All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are "forward-looking information" within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving IT industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI's Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company's Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words "believe," "estimate," "expect," "intend," "anticipate," "foresee," "plan," and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measures

The Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used, which include:

1. Earnings before restructuring costs related to specific items, interest on long-term debt, other income, non-controlling interest, and income taxes ("adjusted EBIT") and
2. Net earnings prior to restructuring costs related to specific items.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2007

Adjusted EBIT is used by our management as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective. A reconciliation of this item to its closest GAAP measure can be found on page 12.

Net earnings prior to restructuring costs related to specific items is used by our management as a measure of our operating performance excluding restructuring activities. A reconciliation of this item to its closest GAAP measure can be found on page 13.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company's financial condition and results of operations as they provide additional measures of its performance. They also provide investors with measures of performance to compare our results between periods without regards to specified items. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not a substitute for the related financial information prepared in accordance with GAAP.

Corporate Overview
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services ("BPS") to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company's delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:

- Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
- Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients' strategic needs.
- Management of IT and business functions ("outsourcing") – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients' operations. We also integrate clients' operations into our technology network. Finally, we may transfer specialized professionals from our clients, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and are renewable.

Our operations are managed through two lines of business ("LOB"), in addition to Corporate services, namely: IT services and BPS. The focus of these LOB's is as follows:

- The IT services LOB provides a full range of services, including systems integration, consulting and outsourcing, to clients located in North America, Europe and Asia Pacific. Our professionals and centers of excellence facilities in North America, Europe and India

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2007

    also provide IT and business process services to clients as an integral part of our homeshore, nearshore and offshore delivery model.

- Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

We take great pride in delivering services of the highest quality to our clients. To do so consistently, we have implemented and maintain a quality program under ISO (International Organization for Standardization). We firmly believe that by designing and implementing rigorous service delivery quality standards followed by continuous monitoring of conformity with those standards we are best able to satisfy our clients' needs. As a measure of the scope of our ISO program, approximately 95% of our revenue was generated by business units having successfully obtained certification.

Competitive Environment

Since September 30, 2007, there were no significant changes to our competitive environment. Please refer to our 2007 Annual Report for more details.

Vision, Mission, and Strategy

Since September 30, 2007, there were no significant changes to our Vision, Mission and Strategy. Please refer to our 2007 Annual Report for more details.

Quarterly Variances

You can refer to our 2007 Annual Report for the section outlining the factors causing quarterly variances, which may not be reflective of the company's future performance.

New Contracts, Extensions, and Renewals

During the first quarter of 2008, CGI booked $1.15 billion of new contracts, extensions and renewals including but not limited to the following:

- October 3, 2007: 10-year US$110 millon managed services contract with Océ North America to deliver infrastructure services, including end-user computing, service desk, enterprise operations and data center hosting.
- October 4, 2007: Two and a half-year contract valued at up to US$5.7 million with Volusia County in Florida to provide our web-based, AMS Advantage ® 3 enterprise resources planning solution for the upgrade of its finance and human resource information systems.
- November 6, 2007: A US$10 million contract with the Internal Revenue Service ("IRS") to provide maintenance and operations support for the IRS's Filing and Payment Compliance implementation.
- November 14, 2007: Three-year $91.8 million contract with Public Works and Government Services Canada ("PWGSC") for the provision of engineering and technical management services to the Information Technology Services Branch of PWGSC. The agreement also entitles PWGSC to extend the contract by four one-year entensions. In total, the services provided could achieve a potential contract value of more than $400 million when considering growth and service transformation.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2007

- December 12, 2007: Five-year $11 million software application management contract with the BC Ministries of Education and Advanced Education to provide maintenance and help desk services for 40 software applications.

Share Repurchase Program

Under the terms of the current Normal Course Issuer Bid effective January 30, 2007, the company repurchased 11,847,700 of its Class A subordinate shares for $127.2 million at an average price plus commissions of $10.73, of which 1,404,300 have been repurchased during the first quarter of 2008 for $15.8 million. On February 5, 2008, the Company's Board of Directors authorized the renewal of the Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company's Class A subordinate shares during the next year, subject to regulatory approval.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2007

Overview of the First Quarter

Selected Quarterly Information

For quarterly information prior to December, 31, 2006, please refer to our 2007 Annual Report.

For the three months ended	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006
Backlog[1] *(in millions of dollars)*	**12,044**	12,042	12,165	12,254	12,555
Bookings *(in millions of dollars)*	**1,151**	841	807	859	769
Revenue					
Revenue *(in '000 of dollars)*	**914,662**	922,846	933,318	951,342	904,060
Year-over-year growth prior to foreign currency impact	**6.1%**	11.3%	8.0%	8.3%	1.2%
Profitability					
Adjusted EBIT[2] margin	**11.6%**	11.0%	11.2%	10.7%	11.0%
Net earnings margin	**7.9%**	7.1%	6.9%	6.6%	4.8%
Net earnings prior to restructuring costs					
related to specific items margin[3]	**7.9%**	7.1%	6.9%	6.6%	6.5%
Basic EPS *(in dollars)*	**0.22**	0.20	0.20	0.19	0.13
Diluted EPS *(in dollars)*	**0.22**	0.20	0.19	0.19	0.13
Basic EPS prior to restructuring					
costs related to specific items *(in dollars)*	**0.22**	0.20	0.20	0.19	0.18
Diluted EPS prior to restructuring					
costs related to specific items *(in dollars)*	**0.22**	0.20	0.19	0.19	0.18
Balance Sheet *(in '000 of dollars)*					
Total assets	**3,637,390**	3,475,808	3,629,111	3,732,497	3,849,136
Total long-term liabilities before clients' funds obligations	**678,448**	745,440	813,862	886,294	1,030,746
Cash generation / Financial structure					
Cash provided by operating activities *(in '000 of dollars)*	**118,738**	120,396	134,637	128,962	166,174
Days sales outstanding[4]	**41**	44	43	43	44
Net debt to capitalization ratio[5]	**14.2%**	16.8%	17.7%	20.2%	22.6%

1: Backlog includes new contract wins, extensions and renewals, partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change from time to time.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2007

2: Adjusted EBIT is a non-GAAP measure for which we provide a reconciliation to its closest GAAP measure on page 12.

3: Net earnings prior to restructuring costs is a non-GAAP measure. A reconciliation to its closest GAAP measure is provided on page 13.

4: Days sales outstanding ("DSO") is obtained by subtracting deferred revenue and tax credits receivable from accounts receivable and work in progress; the result is divided by the quarters' revenue over 90 days.

5: The net debt to capitalization ratio represents the proportion of long-term debt net of cash and cash equivalents over the sum of shareholders' equity and long-term debt.

Financial Review

Revenue Variation and Revenue by LOB

The following table provides a summary of our revenue growth, in total and by LOB, separately showing the impacts of foreign currency variations between the periods. The revenue by LOB is recorded reflecting the actual foreign exchange rates of each respective period.

For the three months ended December 31	2007	2006	Change
(in '000 of dollars except for percentage)			
Revenue	914,662	904,060	1.2%
Variation prior to foreign currency impact	6.1%	1.2%	
Foreign currency impact	-4.9%	-0.6%	
Variation over previous period	1.2%	0.6%	
IT services revenue prior to foreign currency impact	843,203	792,474	6.4%
Foreign currency impact	(38,415)	-	
IT services revenue	804,788	792,474	1.6%
BPS revenue prior to foreign currency impact	115,636	111,586	3.6%
Foreign currency impact	(5,762)	-	
BPS revenue	109,874	111,586	-1.5%
Revenue	914,662	904,060	1.2%

For the first quarter of fiscal 2008, revenue was $914.7 million. On a constant currency basis, revenue increased by 6.1% compared to the first quarter of 2007. Despite the total unfavourable impact of foreign currency fluctuations of 4.9% or $44.2 million (mainly US dollar fluctuations), we were able to grow our business across all our geographies. From a client perspective, revenue growth on a constant currency basis was 7% in Canada, 5% in the U.S. and 6% in Europe and Asia Pacific.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2007

IT Services

On a constant currency basis, revenue from our IT services LOB increased by 6.4% or $50.7 million when compared to the same period last year. The increase is due to higher work volumes from new and existing clients, and to a lesser extent from our niche acquisition of Codesic Consulting made in the third quarter of fiscal 2007.

BPS

On a constant currency basis, revenue from our BPS LOB increased by 3.6% or $4.1 million against the first quarter of fiscal 2007. The increase is due mainly to increased work volumes from our financial services clients offset somewhat by lower claim volumes in our insurance sector.

Revenue Distribution

The following tables provide additional information regarding our revenue mix:

  

Contract Types	Geographic Markets	Targeted Verticals

A. Management of IT and business functions (outsourcing)
   i) IT services 45%
   ii) BPS 14%
B. Systems integration and consulting 41%
	A. Canada 63%
	B. U.S. 29%
	C. Europe and Asia Pacific 8%
		A. Financial services 33%
		B. Government and healthcare 28%
		C. Telecommunications and utilities 22%
		D. Manufacturing 6%
		E. Retail and distribution 11%

Client Concentration

In the first quarter of fiscal 2008, our revenue from BCE and its subsidiaries, our largest client, represented 14.0% of our revenue, compared to 12.3% in the first quarter of 2007.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2007

Operating Expenses

For the three months ended December 31	**2007**	2006	**As a percentage of revenue 2007**	As a percentage of revenue 2006
(in '000 of dollars except for percentage)				
Costs of services, selling and administrative	**767,903**	764,038	**84.0%**	84.5%
Amortization				
Capital assets	**9,649**	7,098	**1.1%**	0.8%
Contract costs related to transition costs	**4,910**	3,904	**0.5%**	0.4%
Finite-life intangibles	**25,713**	29,331	**2.8%**	3.2%
Total amortization	**40,272**	40,333	**4.4%**	4.5%

Costs of Services, Selling and Administrative

When compared to the first quarter of fiscal 2007, costs of services, selling and administrative expenses as a percentage of revenue have decreased from 84.5% to 84.0% in the first quarter of 2008. This demonstrates the benefits from the Competitive Position Strengthening Program and our ongoing commitment to effectively manage our cost structure through the improved efficiencies of our workforce and reduced overhead expenses. As outlined below, our BPS LOB's adjusted EBIT margin % increased significantly year over year due to the incremental margin on new revenues in the quarter and the impact of start-up costs on a new contract that were expensed in the prior year's quarter. During the quarter, fluctuations in foreign currencies favorably impacted our costs of services, selling and administrative by $39.3 million, significantly offsetting the impact of the currency related revenue reduction noted in the previous section.

Amortization

The increase in amortization expense for capital assets over the first quarter of 2007 is mainly attributable to additions of computer equipment made over the last year to support our revenue growth. We are also purchasing certain types of equipment that was previously financed through operating leases.

The decrease in finite-life intangibles amortization expense for the quarter ended December 31, 2007 over the same period last year was mainly due to certain software licenses being fully amortized during 2007 and the extension made to the useful life of a business solution to support the brokerage industry.

The increase in amortization relating to contract costs is due to the ramp-up and full year impact of transition cost amortization associated with new clients and contracts started during the year.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2007

Adjusted EBIT by LOB

For the three months ended December 31	**2007**	2006	**Change**
(in '000 of dollars except for percentage)			
IT services	**101,366**	101,154	**0.2%**
As a percentage of IT services revenue	*12.6%*	*12.8%*	
BPS	**17,597**	12,889	**36.5%**
As a percentage of BPS services revenue	*16.0%*	*11.6%*	
Corporate	**(12,476)**	(14,354)	**13.1%**
As a percentage of revenue	*-1.4%*	*-1.6%*	
Adjusted EBIT	**106,487**	99,689	**6.8%**
Margin	*11.6%*	*11.0%*	

IT Services

For the quarter ended December 31, 2007, adjusted EBIT increased by 0.2% or $0.2 million over the comparable quarter last year. Similar to the revenue growth, the growth in the adjusted EBIT was impacted by the fluctuation in the foreign exchange rates.

BPS

In the first quarter of fiscal 2008, adjusted EBIT increased by $4.7 million, while as a percentage of revenue our margin improved from 11.6% to 16.0%. This increase was mainly driven by the profitability generated from higher volumes on existing client contracts and our continued efforts to improve our cost competitiveness. In addition, in the first quarter of fiscal 2007, we had expensed certain start-up costs for a new contract.

The change in corporate expenses is mainly due to a favourable currency impact of $1.7 million. Taking this into account, our corporate expenses as a percent of revenue would be 1.6% which is consistent with the prior year.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2007

Earnings Before Income Taxes

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings before income taxes which is reported in accordance with Canadian GAAP:

For the three months ended December 31	2007	2006	As a percentage of revenue 2007	As a percentage of revenue 2006
(in '000 of dollars except for percentage)				
Adjusted EBIT	106,487	99,689	11.6%	11.0%
Restructuring costs related to specific items	-	(23,010)	0.0%	-2.5%
Interest on long-term debt	(7,327)	(12,487)	-0.8%	-1.4%
Other income, net	1,358	1,929	0.1%	0.2%
Non-controlling interest, net of income taxes	(154)	-	0.0%	0.0%
Earnings from operations before income taxes	100,364	66,121	11.0%	7.3%

Restructuring Costs Related to Specific Items

In the first quarter of 2007, we successfully completed our Competitive Position Strengthening Program.

Interest on Long-Term Debt

The decrease in interest expense in the first quarter of 2008 is a direct result of debt repayments made during the year and reduced interest costs resulting from the amendment of the credit facility in the fourth quarter of fiscal 2007.

Other Income, Net

Other income includes interest and other investment income earned on excess cash balances during the year net of interest charges.

Non-Controlling Interest

During the third quarter of fiscal 2007, we began using the consolidation method to account for our interest in CIA. Previously, this operation qualified as a joint venture and was proportionally consolidated in the financial statements.

Income Taxes

Income taxes expense was $27.8 million for the quarter ended December 31, 2007 compared to $22.4 million in the first quarter of fiscal 2007. The income tax rate was 27.7% down from 33.9% last year. The decrease in the effective tax rate is the result of one-time favourable impacts of $6.3 million. These benefits are primarily the result of the re-evaluation of our tax assets and liabilities due to the newly enacted

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2007

taxation rates in Canada. Excluding the one-time benefits, our first quarter 2008 tax rate was comparable with the prior year. Our effective tax rate is expected to be in the range of 32-34% in subsequent quarters.

Net Earnings

The following table includes a reconciliation between net earnings prior to restructuring costs related to specific items and net earnings which is reported in accordance with Canadian GAAP:

For the three months ended December 31	2007	2006	Change 2007/2006
(in '000 of dollars unless otherwise indicated)			
Net earnings prior to restructuring costs related to specific items	**72,588**	58,361	**24.4%**
Margin	*7.9%*	*6.5%*	
Restructuring costs related to specific items	**-**	(23,010)	**-100.0%**
Tax impact of restructuring costs related to specific items	**-**	8,330	**-100.0%**
Net earnings	**72,588**	43,681	**66.2%**
Margin	*7.9%*	*4.8%*	
Weighted average number of Class A subordinate shares and Class B shares *(basic)*	**323,926,784**	330,451,267	**-2.0%**
Weighted average number of Class A subordinate shares and Class B shares *(diluted)*	**329,785,001**	331,588,537	**-0.5%**
Basic earnings per share prior to restructuring costs related to specific items *(in dollars)*	**0.22**	0.18	**26.9%**
Diluted earnings per share prior to restructuring costs related to specific items *(in dollars)*	**0.22**	0.18	**25.1%**
Basic earnings per share (*in dollars*)	**0.22**	0.13	**69.5%**
Diluted earnings per share (*in dollars*)	**0.22**	0.13	**67.1%**

For the three month period ended December 31, 2007, net earnings increased by 66.2% or $28.9 million over the same period last year. The favourable variance in net earnings resulted mainly from improvements in our operational profitability, lower interest expense, the restructuring costs incurred in the first quarter of fiscal 2007 and the impact of the one-time tax expense adjustments previously noted.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2007

CGI's basic and diluted weighted average number of shares outstanding at the end of the first quarter of fiscal 2008 were down due to the repurchase of shares on the open market as part of the Normal Course Issuer Bid, and partly offset by the issuance of shares upon the exercise of stock options.

Liquidity
CGI's growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at December 31, 2007, cash and cash equivalents were $107.1 million. The following table illustrates the main activities for the three month periods ended December 31, 2007 and 2006.

For the three months ended December 31	2007	2006	Change
(in '000 of dollars)			
Cash provided by operating activities	118,738	166,174	(47,436)
Cash used in investing activities	(29,579)	(28,374)	(1,205)
Cash used in financing activities	(68,703)	(114,681)	45,978
Effect of foreign exchange rate changes on cash and cash equivalents	(2,212)	7,713	(9,925)
Net increase in cash and cash equivalents	18,244	30,832	(12,588)

Cash Provided by Operating Activities
Cash provided by operating activities was $118.7 million or 13.0% of revenue for the first quarter of fiscal 2008, compared with $166.2 million in the same period last year. The year-over-year decrease of $47.4 million resulted from the net change in working capital offset partially by the improvement in net earnings. In the first quarter of fiscal 2007 the timing of client payments impacted the cash favourably as evidenced by an improvement in the DSO by 6 days to 44 days. We further improved our DSO this quarter by 3 days finishing the period with a DSO of 41 days. As well, the timing of income tax accruals, accrued compensation and payments related to insurance and software maintenance agreements further provided a positive impact to the cash flow of the prior year's quarter.

Cash Used in Investing Activities
During the first quarter of fiscal 2008, a total of $29.6 million was invested, an increase of $1.2 million compared with the $28.4 million in the same quarter last year. The investments were primarily in the acquisition of capital assets, investments in our business solutions and additions to our contract costs.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2007

The $15.0 million invested in capital assets was $6.8 million higher than the prior year due mainly to the purchase of computer equipment to support our contracts. Computer equipment additions in the quarter were $8.3 million as compared to $1.0 million in 2007 as we purchased certain computer equipment that would have previously been financed by operating leases as the combination of income tax and interest rates made their financing less attractive. Also in the first quarter, we continued to invest in our leased properties predominately to support the growth in our data centres and U.S. offices. For the quarter, $6.7 million was invested as compared to $7.2 million in the prior year.

Investments in finite-life intangibles and other long-term assets were $13.4 million in our first quarter compared to $19.3 million in 2007. The decrease of $5.9 million is due mainly to the completion of certain investment projects such as a solution for our oil and gas clients in Western Canada which became commercially available in the fourth quarter of fiscal 2007. In addition, foreign currency fluctuations favourably impacted our spend on business solutions by $0.9 million.

The investment of $2.7 million in contract costs was mainly related to transition costs related to new outsourcing contracts. The investment is comparable to the prior years' investment levels.

Research expenses in the quarter were $7.0 million as compared to $6.7 million for 2007 and are accounted for within our costs of services, selling and administrative expenses. We seek new technology applications, or conceptually formulate and design possible prototypes or process alternatives that could potentially lead to new solutions for either existing or new clients. The combined gross research and development spending, both capitalized and expensed, was $13.1 million compared with $18.9 million last year.

Cash Used in Financing Activities

In the first quarter of fiscal 2008, financing activities consumed $68.7 million. This includes repayments of $54.6 million on our credit facilities further reducing our net debt to capitalization ratio to 14.2%. As well, we purchased $18.4 million in CGI stock under the Normal Course Issuer Bid, while the issuance of shares upon the exercise of stock options generated $6.4 million in proceeds.

For the same quarter of 2007, financing activities consumed $114.7 million with $92.2 million used for the repayment of our credit facilities. $21.1 million was also used for the repurchase of CGI stock under the previous Normal Course Issuer Bid.

Contractual Obligations

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. There have not been any material changes to the value of these obligations outside of our normal course of business since our year ended September 30, 2007 as disclosed in the 2007 Annual Report.

In addition, following changes to the shareholders' agreement of CIA, CGI was committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011. As of December 31, 2007, 35.3% of shares of CIA remain to be purchased. The purchase price of the remaining shares will be calculated by a formula as defined in the shareholders' agreement.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2007

Capital Resources

	Total commitment	Available at December 31, 2007	Outstanding at December 31, 2007
(in '000 of dollars)	$	$	$
Cash and cash equivalents	-	107,123	-
Unsecured committed revolving facilities [1]	1,500,000	1,277,300	222,700 [2]
Lines of credit and other facilities [1]	25,000	25,000	-
Total	1,525,000	1,409,423	222,700 [2]

1: Excluding any existing credit facility under non-majority owned entities.
2: Consists of drawn portion of $210.0 million and Letters of Credit for $12.7 million.

Our cash position and bank lines are sufficient to support our growth strategy. At December 31, 2007, cash and cash equivalents were $107.1 million and the total credit facilities available amounted to $1,302.3 million. The Company had $1,277.3 million available under its credit facility and $25.0 million available under another demand line of credit. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. The covenants include a leverage ratio, an interest and rent coverage ratio, as well as a minimum net worth requirement. At December 31, 2007, CGI was in compliance with these covenants. Cash equivalents typically include commercial papers, money market funds and term deposits as well as bankers' acceptances and bearer deposit notes issued by major Canadian banks, all with an initial maturity of less than three months.

Total long-term debt decreased by $37.5 million to $435.7 million at December 31, 2007, compared with $473.2 million at September 30, 2007. The variation resulted primarily from the net reimbursement of $54.6 million of our credit facility and the impact of the U.S. dollar currency against the Canadian dollar.

Effective December 21, 2007, the Company undesignated its US$192 million senior U.S. unsecured notes as the hedging instrument for a part of the Company's net investment in self-sustaining foreign subsidiaries and entered into forward contracts to hedge the contractual principal repayments of the senior U.S. unsecured notes to $194.2 million.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2007

Selected Measures of Liquidity and Capital Resources

	As at December 31, 2007	As at December 31, 2006
Net debt to capitalization ratio	**14.2%**	22.6%
Days sales outstanding *(in days)*	**41**	44
Return on invested capital [1]	**12.5%**	6.7%

1: The return on invested capital ratio represents the proportion of the last four quarters' after-tax adjusted EBIT net of restructuring costs related to specific items over the last four quarters' average invested capital (sum of equity and debt less cash and cash equivalents).

The net debt to capitalization ratio decreased to 14.2% due to debt reduction efforts throughout fiscal 2007 and continuing in fiscal 2008.

DSO decreased by three days to 41 when compared with last year, mainly due to the timing of payments from our large clients and our continued focus on cash management. In calculating DSOs, we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress. Payments from clients in advance of work being performed may fluctuate from year to year depending on the timing of payments received from outsourcing clients.

Return on invested capital was 12.5% up from 6.7% last year. This was mainly driven by the benefits resulting from the Competitive Position Strengthening Program which lowered our cost base and improved profitability.

Off-Balance Sheet Financing and Guarantees

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization. We also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure of approximately $65.0 million in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at December 31, 2007. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2007

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at December 31, 2007, we had committed for a total of $70.2 million for these types of bonds. To the best of our knowledge, we comply with our performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

As at December 31, 2007, the Company has also entered into agreements for a total of $3.8 million that include indemnities in favour of third parties, mostly tax indemnities.

In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

Capability to Deliver Results
We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and to finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistent high standard of client service and ongoing managerial training, as well as quality processes that help us integrate and retain new members as part of outsourcing contract wins or acquisitions.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2007

Related Party Transactions

In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost's operating, financing and investing activities through its 49% ownership interest. The Company's share of the transactions and resulting balances, which were measured at commercial rates, are presented below:

Innovapost		
For the three months ended December 31	**2007**	2006
(in '000 of dollars)		
Revenue	**28,405**	26,919
Accounts receivable	**14,106**	9,886
Work in progress	**4,704**	2,831
Contract costs	**13,115**	15,616
Accounts payable and accrued liabilities	**-**	147
Deferred revenue	**2,716**	578

Summary of Significant Accounting Policies

The interim consolidated financial statements for the three months ended December 31, 2007 are unaudited and include all adjustments that the management of CGI considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for the interim periods do not conform in all respects to the requirements of GAAP for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2007. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2007, except for new accounting policies that have been adopted effective October 1, 2007.

Certain comparative figures have been reclassified in order to conform to the current year presentation.

Changes in Accounting Policies

The Canadian Institute of Chartered Accountants ("CICA") has issued the following new Handbook Sections which were effective for interim periods beginning on or after October 1, 2007:

a) Section 3862, "Financial Instruments — Disclosures", describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This section and Section 3863, "Financial Instruments – Presentation" replaced Section 3861, "Financial Instruments – Disclosure and Presentation".

CGI GROUP INC.

b) Section 3863, "Financial Instruments — Presentation", establishes standards for presentation of financial instruments and non-financial derivatives.

c) Section 1535, "Capital Disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure requirements of the entity's objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.

The additional disclosures required as a result of the adoption of these standards have been included in Note 8 to the consolidated financial statements.

Critical Accounting Estimates
The Company's significant accounting policies are described in Note 2 to the September 30, 2007 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Areas Impacted by Estimates	Consolidated Balance Sheets	Consolidated Statements of Earnings			
		Revenue	Costs of services, selling and administrative	Amortization/ Impairment	Income taxes
Allowance for doubtful accounts	X		X		
Goodwill	X			X	
Income taxes	X				X
Accounts payable and accrued liabilities	X		X		
Accrued integration charges	X		X		
Revenue recognition	X[1]	X			
Stock based compensation costs	X		X		
Contract costs	X	X		X	
Investment tax credits and government assistance	X		X		
Impairment of long-lived assets	X			X	

1: Accounts receivable, work in progress and deferred revenue.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2007

Allowance for doubtful accounts

The allowance for doubtful accounts is established when collection of amounts due from clients is deemed improbable. The allowance is reviewed periodically and is based on an analysis of specific outstanding accounts, aging of trade receivables, historical collection experience and client creditworthiness. Indicators of improbable collection include client bankruptcy, client litigation, industry downturns, client cash flow difficulties or ongoing service or billing disputes.

Goodwill

Goodwill is assessed for potential impairment, at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such assessment requires a comparison of the fair value of the reporting unit to its carrying value. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values and discount rates. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

Income taxes

The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company's interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as is it influenced by future operating results of the Company and its tax interpretations.

Accounts payable and accrued liabilities

The Company accrued for costs incurred to restructure and integrate the acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Accrued integration charges

Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to the initial provision are made as soon as the Company's management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company's projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company's management and the knowledge of the Company's advisers regarding specific regions and characteristics of premises. In addition, at each reporting date, the Company evaluates the accruals for closed facilities associated with its restructuring program.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

Revenue recognition
The determination of revenue and costs on arrangements that use the percentage-of-completion method requires judgment and estimation. The method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Moreover, if total costs from a contract are to exceed the total revenue from the contract, then a provision for the loss is made in the period in which the loss first becomes apparent. Another assessment, related to a contract which involves the provision of multiple service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts. Management regularly reviews arrangement profitability and the underlying estimates.

Stock based compensation costs
CGI accounts for its stock option plan in accordance with section 3870 of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using a Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.

Contract costs
Certain costs incurred upon initiation of an outsourcing contract are deferred and amortized over the contract life. These costs consist primarily of incentives and transition costs. Estimates and assumptions that the Company makes include projecting future cash flows in order to assess the recoverability of these contract costs when events or changes in circumstances exist such that the carrying amount may not be recoverable. To assess recoverability, undiscounted estimated cash flows of the contract are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions on one or more contracts will not impact the cash flows generated by the Company's operations.

Investment tax credits and government assistance
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. An assessment of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2007

Impairment of long-lived assets

The Company tests the recoverability of long-lived assets, such as finite-life intangibles and capital assets, when events or changes in circumstances exist that the carrying amount may not be recoverable. For finite-life intangibles, such as business solutions, software licenses and customer relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software included in finite-life intangibles and for capital assets, the appropriate amortization period is based on estimates of the Company's ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company's operations.

Future Accounting Changes

The CICA has amended Section 1400, "General Standards of Financial Statement Presentation", which is effective for interim periods beginning on or after October 1, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section will not have an impact on the consolidated financial statements.

Financial Instruments

From time to time, the Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. Foreign exchange translation gains or losses on the net investments in self-sustaining foreign subsidiaries are recorded under other comprehensive loss. Any realized or unrealized gains or losses on instruments covering the net investment were also recognized in the other comprehensive loss.

As noted on page 16, the Company entered into forward contracts to hedge the principal payments of the senior U.S. unsecured notes.

Risks and Uncertainties

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to our Industry

The competition for contracts – We have a disciplined approach to the management of all aspects of our business, with almost all of our operations certified under ISO 9001. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win and renewal rates to date. Additionally, we have developed a deep strategic understanding of the five verticals we target, and this helps enhance our competitive position. CGI is a leading provider of IT services and BPS in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the U.S. market. We have made good progress in growing our revenue from the U.S. and internationally over time and expect this trend to continue. However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2007

The length of the sales cycle for major outsourcing contracts – As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. In the past, we experienced cycles lasting between six and eighteen months, which now are between twelve and twenty-four months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and retention of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain highly qualified staff, due in large part to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions. In addition, because of the competitiveness of the IT labour market, we may not be able to hire and retain the employees we require causing us to increase our reliance on external subcontractors which could have an impact on our operating margins.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted verticals; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions; regular training and sharing of professional expertise across our network of offices and professionals; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others – We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts – Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and if results indicate a difference outside the agreed upon tolerance, we will work with the clients to reset the pricing for their services. The results may have an unfavourable impact to our future revenues.

Protecting our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2007

leverage our intellectual assets. For instance, all CGI business solutions will benefit from copyright protection, and patent protection where available. Furthermore, CGI requires its clients, partners and subcontractors to execute a Non-Disclosure Agreement when entering into a business relationship in order to protect its intellectual property against appropriation or infringement. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. The same is done for our CGI domain name on the internet. All of these actions taken by CGI allows CGI to enforce its intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business

<u>Business mix variations</u> – The proportion of revenue that we generate from shorter-term SI&C projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

<u>The financial and operational risks inherent in worldwide operations</u> – We manage operations in 16 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the scope of our worldwide operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

<u>The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients</u> – The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at December 31, 2007, almost all of our operations had received ISO 9001 certification.

<u>Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions</u> – The company has only one client representing more than 10% of total revenue.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2007

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value or our backlog. We have a strong record of successfully meeting or exceeding our clients' needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client's intentions or a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables – We generate a significant portion of our revenue (14.0% in the first quarter of 2008) from the subsidiaries and affiliates of BCE. However, it is our belief that we are not subject to any significant credit risk in view of our large and diversified client base.

Cost estimation risks – In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our shorter-term, project-orientated contracts are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts. We manage all client contracts utilizing the Client Partnership Management Framework ("CPMF"), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements. However, unexpected factors including those outside of our control, could have an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

Our partners' ability to deliver on their commitments – The increasingly large and complex contracts may require that we utilize third party subcontractors including software and hardware vendors to help us fulfil our commitments. Our success depends on the ability of the third parties to deliver their obligations within their budget and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected which may have an unfavourable impact on our profitability.

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk – A change of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2007

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government's use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients' business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks Related to Business Acquisitions

Difficulties in executing our acquisition strategy – A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the U.S. and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Our management faces a complex and potentially time-consuming task in implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks Related to the Market

Economic risk – An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2007

in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors' duties include the assessment of the integrity of the Company's internal control and information system.

CGI has a formal Corporate Disclosure Policy as part of its Fundamental Texts whose goal is to raise awareness of the Company's approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company's disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information, b) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, c) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors' independence thereof, the review of the terms of their engagement as well as carrying on ongoing discussions with them, e) the review of the audit procedures, f) the review of related party transactions; and g) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

As reported in our 2007 Annual Report, the Company evaluated the effectiveness of its disclosure controls and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2007. The CEO and CFO concluded that, based on this evaluation, the Company's disclosure controls and procedures and internal controls over financial reporting, were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities. As at December 31, 2007, there has been no change that has materially affected, or is reasonably likely to materially affect the Company's internal controls over financial reporting.

Legal Proceedings

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. As at December 31, 2007, the Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI's financial position, results of operations, or the ability to carry on any of its business activities.